EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2022

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2022	2021	2022	2021

Revenues (note 3)	$960,455	$849,431	$2,725,734	$2,392,127

Cost of revenues	661,097	579,309	1,875,406	1,624,797
Selling, general and administrative expenses	207,974	179,466	615,116	534,716
Depreciation	14,699	13,410	44,657	39,889
Amortization of intangible assets	12,202	10,567	35,066	30,987
Acquisition-related items	1,774	5,152	3,921	4,946
Operating earnings	62,709	61,527	151,568	156,792

Interest expense, net	6,759	3,873	16,166	12,031
Other expense (income), net	779	(12,539)	566	(15,295)
Earnings before income tax	55,171	70,193	134,836	160,056
Income tax (note 8)	13,830	17,321	34,168	39,321
Net earnings	41,341	52,872	100,668	120,735

Non-controlling interest share of earnings (note 11)	2,904	1,564	5,919	6,927
Non-controlling interest redemption increment (note 11)	4,260	5,693	11,921	9,603
Net earnings attributable to Company	$34,177	$45,615	$82,828	$104,205

Net earnings per common share (note 12)

Basic	$0.77	$1.04	$1.87	$2.38
Diluted	$0.77	$1.03	$1.86	$2.35

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2022	2021	2022	2021

Net earnings	$41,341	$52,872	$100,668	$120,735

Foreign currency translation loss	(7,269)	(2,888)	(9,295)	(597)

Comprehensive earnings	34,072	49,984	91,373	120,138

Less: Comprehensive earnings attributable to non-controlling interests	7,164	7,257	17,840	16,530

Comprehensive earnings attributable to Company	$26,908	$42,727	$73,533	$103,608

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	$160,475	$165,665
Restricted cash	24,707	28,606
Accounts receivable, net of allowance of $9,607 (note 2)
(December 31, 2021 - $13,984)	556,332	551,564
Income tax recoverable	20,309	6,842
Inventories (note 7)	223,832	161,387
Prepaid expenses and other current assets	58,340	50,596
	1,043,995	964,660

Other receivables	5,253	4,719
Other assets	17,797	16,379
Fixed assets	154,891	138,066
Operating lease right-of-use assets (note 5)	168,515	159,730
Intangible assets	358,530	382,107
Goodwill	849,132	843,362
	1,554,118	1,544,363
	$2,598,113	$2,509,023

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$100,802	$100,125
Accrued liabilities	265,758	286,404
Income taxes payable	788	2,554
Unearned revenues	117,519	116,415
Operating lease liabilities - current (note 5)	47,417	48,047
Long-term debt - current (note 9)	35,660	57,436
Contingent acquisition consideration - current (note 10)	20,956	7,491
	588,900	618,472

Long-term debt - non-current (note 9)	681,281	595,368
Operating lease liabilities - non-current (note 5)	131,790	122,337
Contingent acquisition consideration (note 10)	10,866	24,855
Unearned revenues	16,710	15,083
Other liabilities	45,746	71,981
Deferred income tax	40,208	42,070
	926,601	871,694
Redeemable non-controlling interests (note 11)	210,823	219,135

Shareholders' equity	871,789	799,722
	$2,598,113	$2,509,023

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	earnings (loss)	Total

Balance, December 31, 2021	44,013,031	$797,428	$68,249	$(67,920)	$1,965	$799,722
Net earnings	-	-	-	14,085	-	14,085
Other comprehensive earnings	-	-	-	-	1,562	1,562

Common Shares:
Stock option expense	-	-	5,821	-	-	5,821
Stock options exercised	179,500	12,705	(2,672)	-	-	10,033
Dividends	-	-	-	(8,952)	-	(8,952)
Balance, March 31, 2022	44,192,531	$810,133	$71,398	$(62,787)	$3,527	$822,271
Net earnings	-	-	-	34,566	-	34,566
Other comprehensive loss	-	-	-	-	(3,588)	(3,588)

Subsidiaries’ equity transactions	-	-	23	-	-	23
Common Shares:
Stock option expense	-	-	4,035	-	-	4,035
Stock options exercised	400	34	(7)	-	-	27
Dividends	-	-	-	(8,946)	-	(8,946)
Balance, June 30, 2022	44,192,931	$810,167	$75,449	$(37,167)	$(61)	$848,388
Net earnings	-	-	-	34,177	-	34,177
Other comprehensive loss	-	-	-	-	(7,269)	(7,269)

Subsidiaries’ equity transactions	-	-	3	-	-	3
Common Shares:
Stock option expense	-	-	4,117	-	-	4,117
Stock options exercised	20,000	1,655	(329)	-	-	1,326
Dividends	-	-	-	(8,953)	-	(8,953)
Balance, September 30, 2022	44,212,931	$811,822	$79,240	$(11,943)	$(7,330)	$871,789

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(Unaudited)
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	earnings (loss)	Total

Balance, December 31, 2020	43,587,554	$770,032	$59,303	$(171,085)	$2,148	$660,398
Net earnings	-	-	-	21,891	-	21,891
Other comprehensive earnings	-	-	-	-	1,060	1,060

Subsidiaries’ equity transactions	-	-	23	-	-	23
Common Shares:
Stock option expense	-	-	2,787	-	-	2,787
Stock options exercised	241,152	13,018	(2,771)	-	-	10,247
Dividends	-	-	-	(7,999)	-	(7,999)
Balance, March 31, 2021	43,828,706	$783,050	$59,342	$(157,193)	$3,208	$688,407
Net earnings	-	-	-	36,699	-	36,699
Other comprehensive earnings	-	-	-	-	1,231	1,231

Subsidiaries’ equity transactions	-	-	(10)	-	-	(10)
Common Shares:
Stock option expense	-	-	4,903	-	-	4,903
Stock options exercised	3,425	385	(121)	-	-	264
Dividends	-	-	-	(7,999)	-	(7,999)
Balance, June 30, 2021	43,832,131	$783,435	$64,114	$(128,493)	$4,439	$723,495
Net earnings	-	-	-	45,615	-	45,615
Other comprehensive loss	-	-	-	-	(2,888)	(2,888)

Subsidiaries’ equity transactions	-	-	2	-	-	2
Common Shares:
Stock option expense	-	-	3,540	-	-	3,540
Stock options exercised	96,400	8,050	(1,695)	-	-	6,355
Dividends	-	-	-	(8,018)	-	(8,018)
Balance, September 30, 2021	43,928,531	$791,485	$65,961	$(90,896)	$1,551	$768,101

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
Cash provided by (used in)

Operating activities
Net earnings	$41,341	52,872	$100,668	$120,735

Items not affecting cash:
Depreciation and amortization	26,901	23,977	79,723	70,876
Deferred income tax	(609)	(995)	(1,813)	(2,725)
Other	4,819	(3,998)	16,295	4,000

Changes in non-cash working capital:
Accounts receivable	(22,960)	(41,135)	(1,226)	(79,821)
Inventories	(39,733)	(10,766)	(64,902)	(28,472)
Prepaid expenses and other current assets	(2,097)	(4,103)	(7,822)	(3,700)
Payables and accruals	(4,397)	22,073	(39,847)	13,705
Unearned revenues	(14,361)	(14,266)	868	25,376
Other liabilities	(329)	4,882	(30,069)	15,290
Net cash provided by (used in) operating activities	(11,425)	28,541	51,875	135,264

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(7,530)	(46,408)	(7,530)	(86,011)
Disposal of business, net of cash disposed (note 6)	-	15,780	-	15,780
Purchases of fixed assets	(19,076)	(13,245)	(55,454)	(42,348)
Other investing activities	(2,032)	(1,836)	(16,001)	(6,112)
Net cash used in investing activities	(28,638)	(45,709)	(78,985)	(118,691)

Financing activities
Increase in long-term debt	60,089	-	135,818	38,095
Repayment of long-term debt	-	(6,922)	(70,000)	(62,922)
Purchases of non-controlling interests, net	(2,158)	(276)	(21,337)	(5,676)
Contingent acquisition consideration	(3,628)	(7,700)	(4,746)	(8,350)
Proceeds received on exercise of options	1,326	6,355	11,386	16,866
Financing fees paid	(135)	-	(2,468)	-
Dividends paid to common shareholders	(8,949)	(7,999)	(25,930)	(23,190)
Distributions paid to non-controlling interests	(3,649)	(1,057)	(6,251)	(8,213)
Net cash provided by (used in) financing activities	42,896	(17,599)	16,472	(53,390)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,180	(531)	1,549	2

Increase (decrease) in cash, cash equivalents and restricted cash	4,013	(35,298)	(9,089)	(36,815)

Cash, cash equivalents and restricted cash, beginning of period	181,169	207,421	194,271	208,938

Cash, cash equivalents and restricted cash, end of period	$185,182	172,123	$185,182	$172,123

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2022

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, FIRST ONSITE, California Closets, Century Fire Protection, Certa Pro Painters, Pillar to Post Home Inspectors, and Floor Coverings International.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at September 30, 2022 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2022 and 2021. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

Accounting policy for Credit Losses

The allowance for credit losses is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

A reconciliation of our allowance for credit losses is found below:

(In thousands)	2022

Allowance for credit losses, December 31, 2021	$13,984
Bad debt expense	2,414
Write-offs to accounts receivable	(7,863)
Recoveries to accounts receivable	230
Other	842
Allowance for credit losses, September 30, 2022	$9,607

3.       REVENUE RECOGNITION – Within the FirstService Brands segment, franchise fee revenue recognized during the nine months ended September 30, 2022 that was included in deferred revenue at the beginning of the period was $3,591 (2021 - $3,220). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized and are amortized over the life of the underlying franchise agreement. Costs amortized during the nine months ended September 30, 2022 were $1,540 (2021 - $1,426). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at September 30, 2022 was $8,133 (2021 - $7,462). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at September 30, 2022, the aggregate amount of backlog was $593,032 (December 31, 2021 – $464,134). The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months		Nine months
	ended September 30		ended September 30
	2022	2021	2022	2021
Revenues

FirstService Residential	$478,562	$423,069	$1,330,134	$1,179,770
FirstService Brands company-owned	430,873	379,065	1,252,535	1,081,963
FirstService Brands franchisor	49,532	46,234	139,164	126,926
FirstService Brands franchise fee	1,488	1,063	3,901	3,468

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.       ACQUISITIONS – During the nine months ended September 30, 2022, the Company acquired controlling interests in two businesses, one in each segment. In the FirstService Residential segment, the Company acquired a regional firm operating in New York City. Within the FirstService Brands segment, the Company acquired an independent restoration company operating in Ontario. The acquisition date fair value of consideration transferred was as follows: cash of $7,530 and contingent consideration of $2,344.

During the nine months ended September 30, 2021, the Company completed eight acquisitions for cash consideration of $86,011 (net of cash acquired of $9,618) and contingent consideration of $12,962.

The purchase price allocations for certain transactions completed in the last twelve months are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase price method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the nine months ended September 30, 2022.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2022 was $31,822 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $29,028 to a maximum of $34,150. The contingencies will expire during the period extending to August 2025. During the nine months ended September 30, 2022, $4,746 was paid with reference to such contingent consideration (2021 - $8,350).

5.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 15 years, some of which may include options to extend the leases for up to 10 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the nine months ended September 30, 2022 was $35,797 (2021 - $32,600).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, nine months ended September 30	2022

Cash paid for amounts included in the measurement of operating lease liabilities	$35,277
Right-of-use assets obtained in exchange for operating lease obligation	$44,046

6.       OTHER INCOME - Other income is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021

Gain on disposal of business	$-	$(12,518)	$-	$(12,518)
Other expense (income), net	779	(21)	566	(2,777)
	$779	$(12,539)	$566	$(15,295)

During the third quarter of the prior year, the Company completed the divestiture of its Florida-based pest control business for cash consideration of $15,780. The pre-tax gain on disposal was $12,518.

7.       INVENTORY - Inventory is comprised of the following:

	September 30,	December 31,
	2022	2021

Work-in-progress	$156,863	$109,419
Finished Goods	33,581	24,657
Supplies and other	33,388	27,311
	$223,832	$161,387

8.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2022 reflected an effective tax rate of 25% (2021 - 25%) relative to the statutory rate of approximately 27% (2021 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

9.       LONG-TERM DEBT – The Company has $90,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with three annual equal repayments, the next payment coming due on January 16, 2023.

In February 2022, the Company entered into a second amended and restated credit agreement providing for a $1,000,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2027. The new revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The current revolving credit facility replaced the Company’s previous $450,000 revolving credit facility and $440,000 term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. The new revolving credit facility was used to repay the remaining term loan balance of $407,000 under the prior credit agreement, and will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

In September 2022, the Company entered into two new revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $450,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $150,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facilities each have a three-year term ending September 29, 2025. The Company has the ability to issue incremental Note tranches under the Facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2022:

		Fair value measurements at September 30, 2022

	Carrying value at
	September 30, 2022	Level 1	Level 2	Level 3

Contingent consideration liability	$31,822	$-	$-	$31,822
Interest rate swap asset	4,841	-	4,841	-

The Company has one interest rate swap in place to exchange the floating interest rate on $100,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap asset was determined using widely accepted valuation techniques. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2022

Balance, January 1	$32,346
Amounts recognized on acquisitions	2,344
Fair value adjustments	1,625
Resolved and settled in cash	(4,746)
Other	253
Balance, September 30	$31,822

Less: Current portion	20,956
Non-current portion	$10,866

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.0% to 4.5%).

	September 30, 2022		December 31, 2021
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$5,253	$5,253	$4,719	$4,719
Long-term debt	716,941	718,392	652,804	661,492

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2022

Balance, January 1	$219,135
RNCI share of earnings	5,919
RNCI redemption increment	11,921
Distributions paid to RNCI	(6,251)
Purchases of interests from RNCI, net	(21,337)
Other	1,436
Balance, September 30	$210,823

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Common Shares. The redemption amount as of September 30, 2022 was $189,239. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at September 30, 2022, approximately 1,500,000 such shares would be issued; this would be accretive to net earnings per Common Share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment or decrement.

12.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2022	2021	2022	2021

Basic shares	44,201	43,865	44,179	43,798
Assumed exercise of Company stock options	295	606	332	553
Diluted shares	44,496	44,471	44,511	44,351

13.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at September 30, 2022, there were 557,850 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were 10,000 stock options granted during the three months ended September 30, 2022 (2021 – nil). Stock option activity for the nine months ended September 30, 2022 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,951,035	$104.41
Granted	600,000	148.72
Exercised	(199,900)	56.94
Shares issuable under options -
End of period	2,351,135	$119.76	2.69	$34,992
Options exercisable - End of period	997,638	$97.02	1.70	$28,386

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2022 was $13,973 (2021 - $11,230). As of September 30, 2022, there was $21,487 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2022, the fair value of options vested was $12,211 (2021 - $9,479).

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.       SEGMENTED INFORMATION – The Company has two reportable operating segments and Corporate. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2022
Revenues	$478,562	$481,893	$-	$960,455
Depreciation and amortization	6,813	20,066	22	26,901
Operating earnings	41,658	28,178	(7,127)	62,709

2021
Revenues	$423,069	$426,362	$-	$849,431
Depreciation and amortization	6,779	17,177	21	23,977
Operating earnings	37,998	31,074	(7,545)	61,527

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2022
Revenues	$1,330,134	$1,395,600	$-	$2,725,734
Depreciation and amortization	21,020	58,635	68	79,723
Operating earnings	108,311	67,598	(24,341)	151,568

2021
Revenues	$1,179,770	$1,212,357	$-	$2,392,127
Depreciation and amortization	19,298	51,511	67	70,876
Operating earnings	101,646	78,329	(23,183)	156,792

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended September 30

2022
Revenues	$854,123	$106,332	$960,455
Total long-lived assets	1,214,807	316,261	1,531,068

2021
Revenues	$758,151	$91,280	$849,431
Total long-lived assets	1,136,886	310,234	1,447,120

	United States	Canada	Consolidated

Nine months ended September 30

2022
Revenues	$2,391,731	$334,003	$2,725,734

2021
Revenues	$2,110,335	$281,792	$2,392,127

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Nine Month Period Ended September 30, 2022

(in US dollars)

November 3, 2022

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2022 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2021. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2022 and up to and including November 3, 2022.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Results of operations - three months ended September 30, 2022

Revenues for our third quarter were $960.5 million, 13% higher than the comparable prior year quarter. Organic growth was 8% in the quarter, with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $95.5 million, up from $94.2 million reported in the prior year quarter. Our Adjusted EBITDA margin was 9.9% of revenues versus 11.1% of revenues in the prior year quarter. Operating earnings for the third quarter were $62.7 million, compared to $61.5 million in the prior year quarter. Our operating earnings margin was 6.5% of revenues versus 7.2% of revenues in the prior year quarter.

Depreciation and amortization expense totalled $26.9 million, relative to $24.0 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense was $6.8 million, up from $3.9 million recorded in the prior year quarter, with the difference primarily attributable to higher cost of debt, as well as the increase in our average outstanding debt.

Other income of $12.5 million in the prior year quarter was due to the pre-tax gain on the divestiture of our immaterial, non-core Florida-based pest control operation in the FirstService Residential segment.

The consolidated income tax rate for the quarter was 25% of earnings before income tax, versus 25% in the prior year quarter, and relative to the statutory rate of 27% in both periods. The effective tax rate for the full year is expected to be approximately 26%.

Net earnings for the quarter were $41.3 million, versus $52.9 million in the prior year quarter. The gain on sale of our pest control operation, mentioned above, positively impacted the prior year quarter.

The FirstService Residential segment reported revenues of $478.6 million for the third quarter, up 13% versus the prior year, including organic growth of 8%. New contract wins and increased labour-based services with existing clients drove the strong revenue performance, particularly in our Sun Belt and Mid-Atlantic markets. Adjusted EBITDA was $49.6 million, or 10.4% of revenues, versus $45.1 million, or 10.7% of revenues, in the prior year quarter. Operating earnings were $41.7 million, or 8.7% of revenues, versus $38.0 million, or 9.0% of revenues, for the third quarter of last year. Operating margins in the division were modestly lower compared to the prior year quarter, due to the higher growth of labour-driven services relative to higher margin ancillaries.

Third quarter revenues at our FirstService Brands segment were $481.9 million, up 13% relative to the prior year quarter. Organic growth was 7%, with the balance from recent tuck-under acquisitions. Revenue growth continued to be exceptionally strong across our home services brands and at Century Fire Protection. Revenues at our restoration operations were relatively in line with the third quarter of 2021, with that prior year quarter benefiting from larger loss claims tied to the significant Hurricane Ida and the Texas Freeze events. Adjusted EBITDA for the quarter was $48.8 million, or 10.1% of revenues, versus $53.0 million, or 12.4% of revenues, in the prior year quarter. Operating earnings for the third quarter were $28.2 million, or 5.8% of revenues, versus $31.1 million, or 7.3% of revenues, in the prior year quarter. Our restoration brands contributed to the margin decline as a result of milder weather-related claims activity combined with ongoing growth investments during the current quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.0 million in the quarter, versus $3.9 million in the prior year quarter. On a GAAP basis, corporate costs for the quarter were $7.1 million, relative to $7.5 million in the prior year quarter. The year-over-year cost decrease was primarily driven by lower compensation expense.

Results of operations - nine months ended September 30, 2022

Revenues for the nine months ended September 30, 2022 were $2.73 billion, 14% higher than the comparable prior year, of which 8% was organic.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $249.2 million, up from $243.8 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 9.1% of revenues versus 10.2% of revenues in the prior year. Operating earnings for the period were $151.6 million, versus $156.8 million in the prior year. Our operating earnings margin was 5.6% of revenues versus 6.6% of revenues in the prior year period.

Depreciation and amortization expense totalled $79.7 million, relative to $70.9 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense was $16.2 million, up from $12.0 million recorded in the prior year period, with the difference primarily attributable to higher cost of debt.

Other income of $15.3 million in the prior year quarter was primarily due to the pre-tax gain on the divestiture of our immaterial, non-core Florida-based pest control operation in the FirstService Residential segment.

Our consolidated income tax rate for the nine month period was 25%, versus 25% in the prior year-to-date period, and relative to the statutory rate of 27% in both periods.

Net earnings for the nine month period were $100.7 million, down from $120.7 million in the prior year period. The decline in net earnings was primarily attributable to the gain on sale of our pest control operation in the prior year period.

Our FirstService Residential segment reported revenues of $1.33 billion for the nine month period, up 13% over the prior year period, including 8% organic growth. The strong revenue performance reflected an increase in labour-driven services and new contract wins across various markets. Adjusted EBITDA was $130.5 million, or 9.8% of revenues, up from $121.0 million, or 10.3% of revenues, in the prior year period. Operating earnings were $108.3 million, or 8.1% of revenues, for the nine-month period, relative to $101.6 million, or 8.6% of revenues, in the prior year period. Operating margins were impacted by increased wage inflation, as well increased mix of labour-related services relative to ancillaries.

Year-to-date revenues at FirstService Brands were $1.40 billion, an increase of 15% relative to the prior year period. On an organic basis, revenues were up 7%, with the balance of the revenue increase from acquisitions. Organic growth in the division was driven by strong home improvement activity, as well as significant growth at Century Fire, partially offset by restoration performance, the latter of which benefited from increased weather-related activity and large loss claims in the prior year period. Adjusted EBITDA for the period was $128.8 million, or 9.2% of revenues, down from $134.6 million, or 11.1% of revenues, in the prior year period. Operating earnings were $67.6 million, or 4.8% of revenues, versus $78.3 million, or 6.5% of revenues, in the prior year. Margin compression resulted from the lack of significant weather-driven claims activity combined with ongoing growth-related investments within our restoration operations. Certain cost inflationary pressures within some of our business lines also contributed to the margin decline.

Corporate costs, as presented in Adjusted EBITDA, for the nine month period were $10.2 million, relative to $11.7 million in the prior year period. On a GAAP basis, corporate costs were $24.3 million versus $23.2 million in the prior year period.

Summary of quarterly results

The following table sets forth FirstService’s quarterly consolidated results of operations data for each of the eleven most recent quarters. The information in the table below has been derived from FirstService’s interim consolidated financial statements, except for other data, that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2022
Revenues	$834,572	$930,707	$960,455
Operating earnings	29,046	59,813	62,709
Net earnings per share
Basic	0.32	0.78	0.77
Diluted	0.32	0.78	0.77

YEAR ENDED DECEMBER 31, 2021
Revenues	$711,066	$831,630	$849,431	$856,945
Operating earnings	33,882	61,383	61,527	44,850
Net earnings per share
Basic	0.50	0.84	1.04	0.71
Diluted	0.50	0.83	1.03	0.70

YEAR ENDED DECEMBER 31, 2020
Revenues	$633,831	$621,597	$741,932	$775,055
Operating earnings	15,984	44,903	59,130	49,395
Net earnings per share
Basic	0.13	0.64	0.76	0.51
Diluted	0.13	0.64	0.75	0.50

OTHER DATA
Adjusted EBITDA - 2022	$62,338	$91,346	95,501
Adjusted EBITDA - 2021	59,795	89,853	$94,196	$83,532
Adjusted EBITDA - 2020	43,865	71,231	88,732	79,894
Adjusted EPS - 2022	0.73	1.12	1.17
Adjusted EPS - 2021	0.66	1.21	1.50	1.21
Adjusted EPS - 2020	0.37	0.86	1.19	1.02

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain home improvement brands, which generate the majority of their revenues during the second and third quarters, and restoration operations which are influenced by weather patterns that typically should result in higher revenues and earnings in the third and fourth quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2022	2021	2022	2021

Net earnings	$41,341	$52,872	$100,668	$120,735
Income tax	13,830	17,321	34,168	39,321
Other expense (income), net	779	(12,539)	566	(15,295)
Interest expense, net	6,759	3,873	16,166	12,031
Operating earnings	62,709	61,527	151,568	156,792
Depreciation and amortization	26,901	23,977	79,723	70,876
Acquisition-related items	1,774	5,152	3,921	4,946
Stock-based compensation expense	4,117	3,540	13,973	11,230
Adjusted EBITDA	$95,501	$94,196	$249,185	$243,844

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, September 30, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$41,658	$28,178	$(7,127)
Depreciation and amortization	6,813	20,066	22
Acquisition-related items	1,173	581	20
Stock-based compensation expense	-	-	4,117
Adjusted EBITDA	$49,644	$48,825	$(2,968)

Three months ended, September 30, 2021	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$37,998	$31,074	$(7,545)
Depreciation and amortization	6,779	17,177	21
Acquisition-related items	306	4,758	88
Stock-based compensation expense	-	-	3,540
Adjusted EBITDA	$45,083	$53,009	$(3,896)

Nine months ended, September 30, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$108,311	$67,598	$(24,341)
Depreciation and amortization	21,020	58,635	68
Acquisition-related items	1,191	2,606	124
Stock-based compensation expense	-	-	13,973
Adjusted EBITDA	$130,522	$128,839	$(10,176)

Nine months ended, September 30, 2021	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$101,646	$78,329	$(23,183)
Depreciation and amortization	19,298	51,511	67
Acquisition-related items	40	4,747	159
Stock-based compensation expense	-	-	11,230
Adjusted EBITDA	$120,984	$134,587	$(11,727)

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2022	2021	2022	2021

Net earnings	$41,341	$52,872	$100,668	$120,735
Non-controlling interest share of earnings	(2,904)	(1,564)	(5,919)	(6,927)
Acquisition-related items	1,774	5,152	3,921	4,946
Amortization of intangible assets	12,202	10,567	35,066	30,987
Stock-based compensation expense	4,117	3,540	13,973	11,230
Income tax on adjustments	(4,243)	(3,668)	(12,750)	(10,977)
Non-controlling interest on adjustments	(280)	(404)	(714)	(756)
Adjusted net earnings	$52,007	$66,495	$134,245	$149,238

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2022	2021	2022	2021

Diluted net earnings per share	$0.77	$1.03	$1.86	$2.35
Non-controlling interest redemption increment	0.10	0.13	0.27	0.22
Acquisition-related items	0.04	0.11	0.09	0.11
Amortization of intangible assets, net of tax	0.19	0.17	0.57	0.50
Stock-based compensation expense, net of tax	0.07	0.06	0.23	0.18
Adjusted earnings per share	$1.17	$1.50	$3.02	$3.36

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2022 was $51.9 million, down from $135.3 million in the prior year period. The decrease in cash was impacted by changes in non-cash working capital to fund growth, including preparing for recent weather-related events in our restoration businesses. Operating cash flow was also impacted by billings and payroll timing, as well as variances in deferred revenues and compensation arrangements. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2022, capital expenditures were $55.5 million, up from $42.3 million in the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system improvements in both segments. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2022 are expected to be approximately $70 million, with total capital expenditures approaching $85 million.

In October 2022, we paid a quarterly dividend of $0.2025 per share on the Common Shares in respect of the quarter ended September 30, 2022.

Net indebtedness as at September 30, 2022 was $556.5 million, versus $487.1 million at December 31, 2021. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at September 30, 2022 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $395.8 million of available undrawn credit as of September 30, 2022.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $31.8 million as at September 30, 2022 ($32.3 million as at December 31, 2021) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to August 2025. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period.

The following table summarizes our contractual obligations as at September 30, 2022:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$703,979	$30,451	$60,000	$553,528	$60,000
Interest on long-term debt	101,710	33,122	45,587	20,283	2,718
Capital lease obligations	12,962	5,144	5,796	2,022	-
Contingent acquisition consideration	31,822	20,956	10,866	-	-
Operating leases	176,683	43,281	66,757	40,231	26,414

Total contractual obligations	$1,027,156	$132,954	$189,006	$616,064	$89,132

At September 30, 2022, we had commercial commitments totaling $16.7 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes and our senior unsecured notes at an interest rate of 3.8% and 4.5%, respectively.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2022	2021

FirstService Residential	$59,950	$63,638
FirstService Brands	129,289	151,505
	$189,239	$215,143

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2022, the RNCI recorded on the balance sheet was $210.8 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2022 would be $0.31, and the accretion to adjusted EPS would be $0.04.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2021.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have one interest swap in place to exchange the floating interest rate on $100 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2022 was $3.5 million (2021 - $3.1 million).

As at September 30, 2022, the Company had $2.4 million of loans receivable from minority shareholders (December 31, 2021 - $1.8 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 44,213,931 Common Shares. In addition, as at the date hereof, 2,350,135 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2022 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Public Health Crisis

FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises beyond our control. Many governments may declare that an outbreak, or one or more waves or an outbreak, constitutes an emergency in their jurisdictions. Reactions to the spread of an outbreak, or the worsening of an outbreak from time to time, may lead to, among other things, significant restrictions on travel, business closures, quarantines, social distancing and other containment measures and a general reduction in consumer activity. While these effects may be temporary, the duration of any business disruptions and related financial impact cannot be reasonably estimated, and may be instituted, terminated and re-instituted from time to time as an outbreak worsens or waves of an outbreak occur from time to time.

Such public health crises can also result in volatility and disruptions in the supply and demand for various products and services, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect interest rates, credit ratings, credit risk and inflation. The risks to FirstService of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Public Health Crisis” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.

•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	Public health crisis, including COVID-19.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.